As filed with the Securities and Exchange Commission on November 12, 2021

Registration No. 333-259894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT ON

FORM S-4

Under

The Securities Act of 1933

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-1560055
(State or other jurisdiction of incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

(415) 539-3099

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Dimitruk

c/o Dragoneer Investment Group, LLC

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

(415) 539-3099

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Thomas Holden Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 Tel: (415) 315-2355 Fax: (415) 315-4823	Lawrence Samuelson Senior Vice President, General Counsel & Corporate Secretary Cvent, Inc. 1765 Greensboro Station Place, 7th Floor Tysons, VA 22102	Robert M. Hayward, P.C. Robert E. Goedert, P.C. Kevin Frank Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Tel: (312) 862-2000 Fax: (312) 862-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-259894

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-4 (File No. 333-259894) (the “Registration Statement”) of Dragoneer Growth Opportunities Corp. II is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to add exhibits not previously filed with the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part II Item 21 of the Registration Statement on Form S-4 setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d), this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description

2.1††**	Business Combination Agreement, dated as of July 23, 2021, by and among Dragoneer Growth Opportunities Corp. II, Redwood Opportunity Merger Sub, Inc., Redwood Merger Sub LLC and Papay Topco, Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation).

3.1**	Amended and Restated Memorandum and Articles of Association of Dragoneer (included as Annex B to the proxy statement/prospectus/consent solicitation).

3.2**	Form of Certificate of Incorporation of New Cvent, to become effective upon Domestication (included as Annex C to the proxy statement/prospectus/consent solicitation).

3.3**	Form of Bylaws of New Cvent, to become effective upon Domestication (included as Annex D to the proxy statement/prospectus/consent solicitation).

4.1**	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on November 6, 2020).

4.2**	Form of Certificate of Corporate Domestication of Dragoneer, to be filed with the Secretary of the State of Delaware.

5.1**	Opinion of Ropes & Gray LLP.

8.1**	Tax Opinion of Ropes & Gray LLP.

10.1**	Form of Subscription Agreement (included as Annex E to the proxy statement/prospectus/consent solicitation).

10.2**	Form of Cvent Shareholder Transaction Support Agreement (included as Annex F to the proxy statement/prospectus/consent solicitation).

10.3**	Sponsor Letter Agreement, dated as of July 23, 2021 by and among Dragoneer Growth Opportunities Holdings II, certain other holders set forth on Schedule I thereto, Dragoneer Growth Opportunities Corp. II and Papay Topco, Inc. (included as Annex G to the proxy statement/prospectus/consent solicitation).

10.4**	Form of Amended and Restated Registration Rights Agreement (included as Annex H to the proxy statement/prospectus/consent solicitation).

10.5**	Form of Investor Rights Agreement (included as Annex I to the proxy statement/prospectus/consent solicitation).

10.6**+	Form of Cvent Holding Corp. 2021 Omnibus Incentive Plan (included as Annex J to the proxy statement/prospectus/consent solicitation).

10.7**+	Form of New Cvent Employee Stock Purchase Plan (included as Annex K to the proxy statement/prospectus/consent solicitation).

10.8**†	Form of Indemnity Agreement.

10.9**	Forward Purchase Agreement, dated as of October 29, 2020, by and between Dragoneer Growth Opportunities Corp. II and Dragoneer Funding II LLC (included as Annex L to the proxy statement/prospectus/consent solicitation).

Exhibit Number	Description

10.10**†§	Amended and Restated Credit Agreement, dated as of November 30, 2017 (the “Amended and Restated Credit Agreement”), by and among Cvent, Inc., as Borrower, Papay Holdco, LLC, as a Guarantor, each of the other Guarantors party thereto, the Lenders and Issuing Banks from time to time party thereto, and Goldman Sachs Bank USA, as Administrative Agent, Collateral Agent, Swing Line Lender and Issuing Bank.

10.11**	First Amendment to Amended and Restated Credit Agreement, dated as of April 16, 2021, by and among Cvent, Inc., Papay Holdco, LLC, the other Credit Parties thereto, the Extending Lenders, the Issuing Bank, the Swing Line Lender, and Goldman Sachs Bank USA, as Administrative Agent

10.12**§	Incremental Facility Assumption Agreement No. 1, dated as of October 16, 2018, by and among Cvent, Inc., Papay Holdco, LLC, the other Credit Parties thereto, each of the financial institutions party thereto as lenders, and Goldman Sachs Bank USA, as Administrative Agent

10.13**§	Incremental Facility Assumption Agreement No. 2, dated as of October 26, 2018, by and among Cvent, Inc., Papay Holdco, LLC, the other Credit Parties thereto, each of the financial institutions party thereto as lenders, and Goldman Sachs Bank USA, as Administrative Agent

10.14**+†§	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and Rajeev Aggarwal.

10.15**+†§	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and Charles Ghoorah.

10.16**+†§	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and David Quattrone.

10.17**+†§	Letter Agreement, dated as of October 3, 2020, between Cvent, Inc. and William Newman.

10.18**+†§	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and Lawrence Samuelson.

10.19**+†	Papay Topco, Inc. 2017 Stock Option Plan.

10.20**	Master Services Agreement, effective as of November 29, 2016, by and between Vista Consulting Group, LLC and Cvent, Inc.

10.21**+	Papay Topco, Inc. 2017 Long-Term Incentive Plan.

10.22**+	Form of Restricted Share Award Agreement.

10.23**+	Form of RSU Award Agreement (Director).

10.24**+	Form of RSU Award Agreement (Employee).

10.25**+	Form of Option Award Agreement.

21.1**	List of subsidiaries of Dragoneer.

23.1**	Consent of WithumSmith+Brown, PC, independent registered accounting firm for Dragoneer.

23.2**	Consent of PricewaterhouseCoopers LLP, independent registered accounting firm for Cvent.

23.3**	Consent of Ropes & Gray LLP (included as part of Exhibit 5.1).

23.4**	Consent of Frost & Sullivan.

23.5**	Consent of Forrester.

24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement).

99.1**	Consent of Rajeev Aggarwal to be named as a director

99.2**	Consent of Betty Hung to be named as a director

99.3**	Consent of Maneet Saroya to be named as a director

Exhibit Number	Description

99.4**	Form of Proxy for Extraordinary General Meeting.

99.5**	Form of Written Consent of the Stockholders of Papay Topco, Inc.

99.6	Consent of Sanjeev Bansal

99.7	Consent of David Breach

99.8	Consent of Jim Frankola

99.9	Consent of Marcela Martin

99.10	Consent of Sam Payton

99.11	Consent of Nicolas Stahl

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

**	Previously filed.
†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
††

Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

+	Indicates a management contract or compensatory plan or arrangement.
§	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 12th day of November.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:	/s/ Marc Stad
Name: Marc Stad Title: Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes an appoints each of Marc Stad and Pat Robertson, his or her true and lawful attorney-in-fact, with power and substitute and resubstituting for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his or her substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Marc Stad Marc Stad	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	November 12, 2021

/s/ Pat Robertson Pat Robertson	President, Chief Operating Officer and Director (Principal Financial Officer and Principal Accounting Officer)	November 12, 2021

* Sarah J. Friar	Director	November 12, 2021

* David D. Ossip	Director	November 12, 2021

* Gokul Rajaram	Director	November 12, 2021

* Jay Simons	Director	November 12, 2021

By:	/s/ Marc Stad
Marc Stad
Attorney-in-fact